CONSENT OF QUALIFIED PERSON

February 12, 2013

I, Scott Casselman, do hereby consent to the public filing by Western Copper and Gold Corporation (the “Company”) of the technical report titled “Casino Project, Form 43-101 Technical Report, Feasibility Study, Yukon, Canada”, dated January 25, 2013 (the “Technical Report”) by M3 Engineering & Technology Corp. I also consent to the public filing of the summary of the Technical Report contained in the news release of the Company dated January 7, 2013 relating to the subject matter of the Technical Report (the “News Release”).

I certify that I have read the News Release and that it fairly and accurately represents the information in the section(s) of Technical Report for which I am responsible.

“Scott Casselman”

Scott Casselman